

Manish Aggarwal · 3rd

Head of LevFin Intelligence

New York, New York, United States · Contact info

500+ connections

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CrowdLustro

City University of New York, Hunter College, New York, NY

Activity

623 followers

Manish Aggarwal commented on a post • 1mo

This is fanstastic Steve - thank you for sharing!

122 — 12 comments

Manish Aggarwal commented on a post • 2mo

congrats and good luck Tom!

400 — 65 comments

Manish Aggarwal commented on a post • 3mo

Congratulations

440 — 75 comments

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Experience

Advisory Board Member
CrowdLustro
Jan 2021 - Present · 2 yrs 1 mo

Managing Director
Creditsights/LevFin Intelligence, a Fitch Solutions Company · Full-time
Jun 2021 - Present · 1 yr 8 mos
New York, NY

- Core member of a cross functional initiative to integrate the Credit Sights and LevFin businesses
- Create and execute business and product strategy for the loan and high yield markets ...see more

Managing Director, Head of Commercials and New Product Development
Covenant Review LLC (acquired by Fitch Solutions in 2018) · Full-time
Jun 2017 - Jun 2021 · 4 yrs 1 mo
New York, NY

- Expanded business into new sectors, significantly increasing visibility within law firms and banks
- Introduced a global commercial sales and marketing strategy resulting in cross sell/cross bc ...see more

Managing Member
Gold Ridge Asset Management LLC
Mar 2005 - Jun 2017 · 12 yrs 4 mos

Review and evaluate investment opportunities to provide seed/working capital ranging from $250k to $1.5mm ...see more

Managing Partner
SIB Fixed Cost Reduction LLC
May 2014 - Dec 2015 · 1 yr 8 mos
Charleston, South Carolina Area

Actively involved in managing sales and operations strategy for SIB Fixed Cost Development (a portfolio company) ...see more

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Education

City University of New York, Hunter College, New York, NY
Bachelor's Degree, Accounting
1994 - 1997

Skills

Capital Markets

Endorsed by 3 colleagues at Xtract Research

13 endorsements

Private Equity

Endorsed by Caspar Hobbs who is highly skilled at this

10 endorsements

Mergers & Acquisitions

Mergers & Acquisitions

Endorsed by 3 colleagues at Xtract Research

8 endorsements

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Recommendations

Received Given

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Languages

English
Native or bilingual proficiency

Hindi
Native or bilingual proficiency

Interests

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